 April 6, 2012

VIA EDGAR CORRESPONDENCE

Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Raptor Networks Technology, Inc. Information Statement on Schedule 14C Correspondence dated February 10, 2012 File No. 000-51443

Dear Ms. Mills-Apenteng:

We have received your correspondence dated March 30, 2012. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

General

1.	In responding to our comments, please file your revised preliminary information statement publicly on Edgar.

Response: We have filed our revised preliminary information statement publicly on Edgar.

Proposal 1 – Amendment of our Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 20,000,000 to 500,000,000, page 4

2.	Regarding your response to prior comment 4, please file or tell us where you filed a complete copy of your charter document.

Response: The existing charter is Exhibit 3.1 to Raptor Networks Technology's Form 10-K for the year ended 12/31/04 that was filed April 15, 2005.

3.	Please clarify how you calculated the "Issued and Outstanding Shares" following the reverse stock split in the table on page 5. In addition, please clarify by footnote or otherwise whether the number of shares issued and outstanding following the reverse stock split includes the shares that you will issue to Lantis and California Equity Capital.

Response: We have amended the chart to correctly reflect the issued and outstanding pre-and post-split shares of Raptor Networks as well as the reserved shares, and have added a footnote to clarify that the post-split issued shares include those shares issued to California Capital Equity, LLC. Under the terms of the Stock Purchase Agreement between Lantis Laser and Raptor Networks, Lantis Laser acquired 80% of Raptor Networks' issued and outstanding common stock in two steps, the first step resulting in Raptor Networks issuing 109,928,311 shares of its common stock, which, when added to the then-outstanding shares (88,080,979), gave Lantis Laser 55% ownership of all issued and outstanding shares of Raptor Networks' capital stock (198,009,290 (88,080,979+109,928,311)), and the second to effect a 1:10 reverse split of all issued and outstanding shares of Raptor Networks' capital stock (19,800,929) as a result of which the existing shareholders of Raptor Networks will hold 8,808,097 shares, 13,510,752 shares of Raptor Networks' common stock will be issued to California Capital Equity, LLC, 199,071 shares of Company Common Stock will be reserved for the exercise of options and warrants for a total of 22,517,912 shares of Raptor Networks' common stock issued on a fully diluted basis and Lantis Laser will receive an additional 79,078,817 shares of Raptor Networks common stock (in addition to the 109,928,311 issued pre-split to Lantis Laser), to achieve its ownership of 90,071,648 shares or 80% of Raptor Networks' 112,589,560 shares of common stock issued on a fully diluted basis.

Proposal 3 – Amendment of our Articles of Incorporation to Change our Domicile

Certain Differences Between the Corporate Laws of Colorado and Wyoming, page 11

4.	You state in the penultimate sentence of the first paragraph that there are no material differences in the Articles of Incorporation and Bylaws of the Colorado Corporation and the Wyoming Corporation. It is unclear how there can be no material differences between the Colorado and Wyoming charter documents when there are differences in corporate laws. For example and without limitation, on page 14 under "Special Meetings of Stockholders," it appears that under the Wyoming bylaws, special meetings can no longer be called by holders of at least 10% of the shareholders. Please revise as necessary to clarify or advise.

Response: We agree that there are differences in the corporate laws of Colorado and Wyoming and have provided what we believe is a comprehensive description of those differences. We state in the Schedule 14C introduction to the chart that it "indicates the material changes between the corporate laws of Colorado and Wyoming." We do not believe that any of those differences are material to the existing shareholders, however, in terms of making a difference regarding an investment decision in Raptor Networks Technology, especially in light of the majority shareholder's interest in changing the domicile from Colorado to Wyoming and the understanding by that current majority shareholder that it could be a minority shareholder at some point as the company adds management and makes acquisitions.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me at (732) 252-5146.

Sincerely, /s/ Al Pietrangelo CEO

cc: Ernest M. Stern, Esq.